As filed with the Securities and Exchange Commission on November 23, 2010

United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 3

Sun America Focused Alpha Large-Cap Fund, Inc.

(Name of Subject Company)

Sun America Focused Alpha Large-Cap Fund, Inc.

(Name of Filing Persons (Issuer))

Shares of Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

867038101

(CUSIP Number of Class of Securities)

John T. Genoy

President

Sun America Focused Alpha Large-Cap Fund, Inc.

Harborside Financial Center,

3200 Plaza 5 Jersey City, NJ 07311

Telephone: 201-324-6414

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation: $35,676,097.02(a)	Amount of Filing Fee: $2,543.71 (b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 2,413,809 shares of Common Stock of Sun America Focused Alpha Large-Cap Fund, Inc. (25% of the total number of shares outstanding on September 15, 2010) by $14.78 (98.5% of the Net Asset Value per share of $15.01 as of the close of ordinary trading on the New York Stock Exchange on September 15, 2010).
(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,543.71

Form or Registration No.: Schedule TO

Filing Party: Sun America Focused Alpha Large-Cap Fund, Inc.

Date Filed: October 7, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Sun America Focused Alpha Large-Cap Fund, Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on October 7, 2010 to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits

(a)(1)(i)	Offer Notice dated October 7, 2010.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated October 7, 2010.*

(a)(5)(ii)	Press Release dated November 4, 2010.**

(a)(5)(iii)	Press Release dated November 19, 2010.***

(a)(5)(iv)	Press Release dated November 23, 2010. (filed herewith)

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on October 7, 2010.
**	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on November 4, 2010.
***	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on November 19, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

SUNAMERICA FOCUSED ALPHA LARGE-CAP FUND, INC.

By:	/S/ JOHN T. GENOY
Name:	John T. Genoy
Title:	President

Dated: November 23, 2010